SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

02035234

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF SECURITIES EXCHANGE ACT OF 1934

For the month of May 7, 2002

SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST plc
(Translation of Registrant's Name Into English)

31 Gresham Street, London, England, EC2V 7QA
(Address of Principal Executive Offices)

(Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______)

For immediate release 7 May 2002

SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC

Schroder Ventures International Investment Trust plc ("SVIIT") today announces the following Board changes:

Peter Sedgwick wishes to reduce his commitments and is stepping down from the Board with effect from 3 May 2002, having been a Director of SVIIT since its listing in May 1996. The Board of SVIIT is very grateful to Peter for his major contribution over the first six successful years of SVIIT's existence.

Joining the Board are Andrew Sykes and Andrew Williams.

Andrew Sykes (44) is a Director of Schroders plc and Chairman of Schroder & Co. with responsibility for Schroders plc's Private Equity, Property and Structured Products businesses. In addition, he is a member of the Group Management Committee and is on the Investment Committee of the Schroder Private Equity Fund of Funds, which is advised by Schroder Ventures (London) Limited, SVIIT's operating subsidiary.

Andrew joined J. Henry Schroder & Co. in 1978 and held various positions within the bank before becoming Chairman of Schroder & Co. and Schroder (CI) Limited following the sale of Schroders plc investment banking division in 2000.

Andrew Williams (49) is Chief Executive of Schroder Ventures (London) Limited and Managing Principal of Schroder Ventures North America Inc. He joined Schroder Ventures in 1995 as Managing Director of Schroder Ventures Holdings Limited and is a director of Schroder Private Equity Funds plc, and a member of the Investment Committee for the Schroder Private Equity Fund of Funds.

Prior to this, Andrew, who joined J. Henry Schroder & Co. Limited in 1983, held various positions within the Schroder Group, including Head of Schroder Corporate Finance, Tokyo and Head of Schroder Asian Securities Division. In 1994 Andrew returned to London, where he was appointed Co-Head of Equity Capital Markets for J. Henry Schroder & Co until he joined Schroder Ventures.

We are delighted to welcome both of them to the Board.

It is confirmed that there are no details to be disclosed concerning Mr Sykes or Mr Williams under paragraph 6.F.2 (b) to (g) of the Listing Rules.

For further Information, please contact:

Schroder Ventures International Investment Trust plc
John McLachlan/Nick Ferguson 020 7010 8911

Schroder Ventures (London) Limited
Alice Todhunter 020 7010 8925

GCI Financial
Emily Morris/Annabel O'Connor 020 7072 4226

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC

Date: 7 May 2002

By: John Spedding ....

For and on behalf of Schroder Investment Management Limited, Secretaries